Mail Stop 3561

October 15, 2008

Timothy P. Boyle, Chief Executive Officer
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229

> **Re:** **Columbia Sportswear Company**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 000-23939**

Dear Mr. Boyle:

We have completed our review of your filing and we have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Richelle T. Luther
        Fax: (503) 985-5800